UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

Midas, Inc.

(Exact name of registrant as specified in its charter)

Delaware	36-4180556
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1300 Arlington Heights Road Itasca, Illinois	60143
(Address of registrant)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights, with respect to Common Stock, par value $.001 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

                                                                                  (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered:

Preferred Stock Purchase Rights

On December 7, 2007, the Board of Directors of Midas, Inc. (“Midas”) adopted a Rights Agreement (the “Rights Agreement”) between Midas and National City Bank, as rights agent (the “Rights Agent”), providing that one Preferred Stock Purchase Right (a “Right”) will be associated with each share of Common Stock.

Each Right enables the registered holder to purchase from Midas one one-hundredth of a share of Series A Junior Participating Preferred Stock of Midas (a “Preferred Share”) at a price of $80 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment. The terms of the Rights are set forth in the Rights Agreement.

THE DESCRIPTION SET FORTH BELOW IS INTENDED AS A SUMMARY ONLY AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RIGHTS AGREEMENT.

Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (an “Acquiring Person”) or (ii) ten days following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 20% or more of the outstanding shares of Common Stock (the earlier of (i) and (ii) being the “Rights Distribution Date”), the Rights will be evidenced by the certificates or book-entry credits representing such shares.

The Rights Agreement provides that, until the Rights Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights may be transferred only in connection with the transfer of shares of Common Stock, (ii) new common stock certificates issued upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the transfer of any outstanding shares of Common Stock will also constitute the transfer of the Rights associated therewith. As soon as practicable following the Rights Distribution Date, separate certificates or book-entry statements evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Stock as of the close of business on the Rights Distribution Date and such separate Rights Certificates or book-entry credits reflected on such statements alone will evidence the Rights.

The Rights are not exercisable until the Rights Distribution Date. The Rights expire on December 31, 2017 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Midas, in each case, as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase the Preferred Shares at a price, or securities convertible into the Preferred Shares with a conversion price, less than the then-current market price per share of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash (other than a regular quarterly cash dividend out of the earnings or retained earnings of Midas), assets (other than a dividend payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

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The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of Common Stock or a stock dividend on Common Stock payable in Common Stock or subdivisions, consolidations or combinations Common Stock occurring, in any such case, prior to the Rights Distribution Date.

Preferred Shares purchasable upon exercise of the Rights are not redeemable. Each Preferred Share is entitled to a minimum preferential quarterly dividend payment of $.01 per share but is entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares are entitled to an aggregate payment of 100 times the payment made per share of Common Stock (with a minimum preferential payment of $100 per share). Each Preferred Share has 100 votes, voting together with the Common Stock. Finally, in the event of any consolidation, merger or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. The Rights are protected by customary anti-dilution provisions.

Because of the nature of the dividend, liquidation and voting rights, the value of the one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event that Midas is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group of affiliated or associated persons has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Midas Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of Midas, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

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In general, Midas may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Midas Board) at the first public announcement that a person or group of affiliated or associated persons has become an Acquiring Person. Immediately upon the action of the Midas Board authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

The terms of the Rights may be amended by the Midas Board without the consent of the holders of the Rights, including an amendment to change the 20% thresholds described above to be not less than 10% nor more than 20%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Midas, including, without limitation, the right to vote or to receive dividends.

Item 2.	Exhibits

1.1	Rights Agreement dated as of December 7, 2007 between Midas, Inc. and National City Bank, as Rights Agent, including the form of Certificate of Designation of Junior Participating Preferred Stock, Series A attached thereto as Exhibit A, the form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights attached thereto as Exhibit C.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MIDAS, INC.

By:	/s/ William M. Guzik
Name:	William M. Guzik
Title:	Executive Vice President and Chief Financial Officer

Date: December 11, 2007

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EXHIBIT INDEX

Exhibit No.	Description	Page No.
1.1	Rights Agreement dated as of December 7, 2007 between Midas, Inc. and National City Bank, as Rights Agent, including the form of Certificate of Designation of Junior Participating Preferred Stock, Series A attached thereto as Exhibit A, the form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights attached thereto as Exhibit C.

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